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                              December 22, 2020

       Marissa Welner
       Director
       JMD Properties, Inc.
       139 Fulton St., Ste. 412
       New York, NY 10038

                                                        Re: JMD Properties,
Inc.
                                                            Amendment No. 1 to
Form 1-A
                                                            Filed December 11,
2020
                                                            File No. 024-11342

       Dear Ms. Welner:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Form 1-A Amendment No. 1 filed December 10, 2020

       Risk Factors, page 8

   1. We note you have added new risk factors that identify issues that may occur in the future but are not presently
materials risks to the company. For example, you identify risks related to potential
future licensing deals and currency exchange fluctuations in the event you sell products
internationally in the future. Per Item 3(b) of Part II of Form 1-A, please revise this section to
summarize only the most significant facts that make the offering speculative or
substantially risky and avoid generalized statements that are not specific to the issuer.
       Currently we have only one full time employee..., page 18
 Marissa Welner
FirstName LastNameMarissa Welner
JMD Properties, Inc.
Comapany22,
December  NameJMD
              2020 Properties, Inc.
December
Page 2    22, 2020 Page 2
FirstName LastName
2. We note your response to our prior comment 3 and the addition of the above risk factor.
         As drafted the narrative does not sufficiently identify the risk of having only one full time employee and no individual with financial expertise, but merely identifies the issue and provides mitigating language. Please revise to ensure the risk is identified and briefly discussed.
Dilution, page 32

3. Please address the following as it relates to your dilution discussion and tabular presentation:
             Ensure that the historical net tangible book value presented in the disclosure and in the table agrees with your most recently presented balance sheet on a consolidated basis. In this respect, it is unclear how the ($6,485,353) net tangible book value as of
             September 30, 2020 as disclosed in your narrative discussion states was calculated.
             It is unclear to us what the ($4,906,323) "pro forma net tangible book value before the Offering" represents and how this amount was determined. In this regard, your table should start with historical net tangible book value and illustrate the dilutive effects of this offering in arriving at pro forma net tangible book value. Please revise accordingly. Further, to the extent that there are material transactions completed after the most recently presented balance sheet for which pro forma financial information is presented, please ensure any pro forma net tangible book value presentation in the disclosure and in the table agrees.
             Clarify the impact of any conversions of outstanding preferred stock into common shares on your pro forma net tangible book value.
             Clarify the impact of shares sold by selling shareholders on your pro forma net tangible book value.
4. We note your response to our prior comment 6. Please further revise your disclosure on page 32 to explain why existing investors will not suffer dilution as a result of this offering.
Use of Proceeds, page 33

5. We note your response to our prior comment 8 and reissue part of the comment. Please revise the Use of Proceeds portion of the Summary on page 6 to be consistent with the
         Use of Proceeds disclosure on page 33.
Description of Business
Our Principal Products and Services, page 42

6. We note the revisions made in response to our prior comment 12 and your assertions on page 5 and 42 that you have "clinical data". However, we further note your statements that such data has not been validated. Please revise your disclosure in all places in which you discuss such data and the performance of your tests to indicate that your data is preliminary and unvalidated, and balance the discussion by stating the limitations of the
 Marissa Welner
FirstName LastNameMarissa Welner
JMD Properties, Inc.
Comapany22,
December  NameJMD
              2020 Properties, Inc.
December
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FirstName LastName
         data at this stage in your development.
Intellectual Property, page 44

7. We note your response to our prior comment 14. Please further revise your disclosure to state the duration of the provisional patent.
Index to Consolidated Financial Statements, page F-1

8. We note that the financial information provided has been updated through September 30,
         2020, subsequent to the merger transaction with Stella Diagnostics, LLC and the divestiture of JMD MHC, LLC to the holders of 90,000 Series A preferred stock and the warrant holders. Please address the following:
             As the reverse merger transaction with Stella Diagnostics occurred during the period covered by your financial statements, the financial statements including in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Stella Diagnostics) with an adjustment to reflect the legal capital of the accounting acquiree (JMD Properties). Please revise your financial statements for the nine months ended September 30, 2020 accordingly.
             Refer to ASC 805-40-45-1 and 45-2 for guidance.
             Given the reverse merger and determination that Stella Diagnostics is the accounting acquirer, the financial statements for JMD Properties, Inc. for fiscal years 2019 and
             2018 and the pro forma financial information reflecting these transactions are no longer required. Accordingly, please remove these from your filing.
Consolidated Balance Sheets, page F-14

9. We note that the spin-out of JMD MHC, LLC occurred on or around August 20, 2020, in connection with the reverse merger with Stella Diagnostics, LLC. As such, it is unclear to us why any assets or liabilities associated with this entity would remain on the balance sheet as of September 30, 2020. Please address this when revising your financial statements to reflect those of the consolidated entity as requested above. Please also address this comment for the consolidated statements of cash flows.
Note 1     Organization and basis of accounting, page F-18

10. As you update your financial statements to present those of the consolidated entity as requested above, please include disclosure that you assumed all of the liabilities of JMD
         Properties, Inc. as part of the spinoff of JMD MHC, LLC. Refer to the disclosures on page 50.
Note 9     Preferred Stock
Series B Preferred, page F-22

11. You disclose that as of September 30, 2020 you had 4,030,880 shares of Series B preferred stock outstanding. This contradicts your disclosure on page F-18 that your Series
 Marissa Welner
JMD Properties, Inc.
December 22, 2020
Page 4
      B preferred shareholders exchanged 100% of their Series B preferred shares for newly issued Series D preferred stock in conjunction with the Stella Diagnostics reverse merger, as well as various disclosures elsewhere in your filing stating that there are no shares of
      Series B preferred outstanding. Please revise your disclosure to correct this inconsistency.
      Please also ensure that your Statement of Stockholder's Deficit for the nine months ended
      September 30, 2020 reflects the correct amount of each class of shares outstanding.
Exhibits

12. We note your response to our prior comment 22; however, we do not find the designations of the Series A, B and D stock of the company listed or filed. Please address in your next amendment.
       You may contact Tracey Houser at 202-551 3736 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameMarissa Welner
                                                            Division of
Corporation Finance
Comapany NameJMD Properties, Inc.
                                                            Office of Life
Sciences
December 22, 2020 Page 4
cc:       Jonathan D. Leinwand
FirstName LastName